Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. ANNOUNCES DELIVERY OF VESSEL AND BUSINESS DEVELOPMENTS

Athens, Greece, October 10, 2022 – Imperial Petroleum Inc. (Nasdaq: IMPP) (the “Company”) announced today:

Delivery of Vessel

On September 21, 2022 it took delivery of a 2011 Japanese built dry bulk carrier the Eco Bushfire for a consideration of $20.5 million.

Closing of Debt Financing

The Company also announces the closing and drawdown by two of its product tanker ship owning subsidiaries of a new $17.0 million term loan facility. This facility will be repayable in sixteen consecutive quarterly installments of $0.55 million each and a balloon installment of $8.2 million payable concurrent with the 16th repayment installment on the final maturity date. The facility will be guaranteed by the Company and secured with first priority ship mortgages over its vessels Clean Justice and Clean Nirvana.

In addition to the aforementioned facility, the Company has also entered into a commitment letter for a senior secured credit facility in an amount of up to $30.8 million related to the financing of the two crude tanker vessels, the Suez Protopia and the Suez Enchanted, which will collateralize the facility. This facility remains subject to the conclusion and execution of final documentation.

Fleet Employment Update

In terms of period employment, the Company recently concluded:

•	A minimum three months duration time charter for its 2008 built product tanker the Clean Nirvana at a daily rate of about $40,000.

•	A minimum two months duration time charter for its 2008 built suezmax tanker the Suez Protopia at a daily rate of about $50,000.

We currently have six out of our nine operating vessels trading in the spot market.

Current Spot Market Charter Rates Update

Daily market rates for short term time charters or voyage charters (spot) are as follows; For Suezmax, Aframax and MR tankers daily market spot rates are currently estimated to be in the region of $35,000 and for Handysize drybulk carrier daily market spot rates are estimated at about $16,000.

ABOUT IMPERIAL PETROLEUM INC.

Imperial Petroleum Inc. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of 10 vessels; five M.R. product tankers, one Aframax oil tanker, two suezmax tankers and two handysize drybulk carriers one of which will be delivered shortly. These vessels have a capacity of approximately 737,000 deadweight tons (dwt). Imperial Petroleum Inc.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP”, respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

00-30-210-6250-001